17006113

Mail Processing Section

FEB 08 2017

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIG SKY ENERGY CAPITA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5806 HAMMOCK ISLES DRIVE
(No. and Street)

NAPLES (City) FL (State) 34119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDY BECK 612-232-6167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

RECEIVED
2017 FEB -8 PM 2:09
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDY BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIG SKY ENERGY CAPITAL, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Florida
County of Collier

Subscribed and sworn to (or affirmed) before me on this 3rd day of February, 2017 by Judith E. Beck proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

JAMES DI LORENZO
NOTARY PUBLIC
STATE OF FLORIDA
My Comm. Expires September 26, 2020
No. GG 10526

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Big Sky Energy Capital, LLC:

We have audited the accompanying statement of financial condition of Big Sky Energy Capital, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Sky Energy Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Information contained in Schedules I, II, and III ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Big Sky Energy Capital, LLC's financial statements. The Supplementary Information is the responsibility of Big Sky Energy Capital, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Big Sky Energy Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	32,010
Deposits and retainers		251
Prepaid expenses		886
Total assets	$	33,147

Liabilities and Members' Equity

Liabilities		
Total liabilities	$	0
Commitments and contingencies		
Members' equity		
Members' equity		33,147
Total members' equity		33,147
Total liabilities and members' equity	$	33,147

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Fee income	$ 748,796
Total revenue	748,796
Expenses	
Computer and internet	1,292
CRM	10,800
Guaranteed Payments	117,000
Insurance	12,605
Office supplies and expense	1,273
Professional fees	14,884
Regulatory	2,159
Telephone	1,500
Other operating expenses	640
Total expenses	162,153
Net operating income before other income	586,643
Other income	
Interest income	16
Net income	$ 586,659

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Members' Equity
Balance at December 31, 2015	$ 22,488
Members' distributions	(576,000)
Net income	586,659
Balance at December 31, 2016	$ 33,147

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income		$ 586,659
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposits and retainers	$ 1,917	
Prepaid expenses	(785)	
Total adjustments		1,132
Net cash provided by (used in) operating activities		587,791
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(576,000)	
Net cash provided by (used in) financing activities		(576,000)
Net increase (decrease) in cash		11,791
Cash at beginning of year		20,219
Cash at end of year		$ 32,010

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Big Sky Energy Capital, LLC (the "Company") was organized in the State of Florida on August 15, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advising on and/or facilitating the sale of oil and gas interests, private placement of securities (with an emphasis on the oil and gas industry), and merger & acquisition advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are stated at face amount, less any allowance for bad debts.

Revenue recognition – The Company earns revenue through retainer fees, success fees, consulting services and client reimbursed expenses.

Retainer fees – For most engagements clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Consulting fees – The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Success fees – Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Client reimbursed expenses – The Company recognizes reimbursable expenses and the related reimbursement in the period in which they are incurred; these expenses are billed periodically in accordance with the terms of the agreement with the client.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in these financial statements.

Note 2: ACCOUNTS RECEIVABLE

At December 31, 2016, the company had no outstanding accounts receivable.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company's utilized home office space and furnishings provided by its two officers at no cost. The Company shared this space and certain other general and administrative expenses with Big Sky Energy Advisors, LLC ("BSEA"), owned by the Company's members. The parties had in place an expense sharing agreement whereby phone, computer/internet, CRM, insurance and office supplies expenses were shared based on actual and estimated costs. The Company paid $26,400 to BSEA under this arrangement for the year ended December 31, 2016.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITEMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

The Company has either evaluated or is currently evaluating the implications, if any, of ASUs which were newly issued or had effective implementation dates that would require their provisions to be reflected in the Company's financial statements for the year ending December 31, 2016. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $32,010, which was $27,010 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2016 FOCUS filing.

Note 9: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Big Sky Energy Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Members' equity	$ 33,147	
Total members' equity		$ 33,147
Less: Non-allowable assets		
Deposits and retainers	251	
Prepaid expenses	886	
Total non-allowable assets		1,137
Net capital		32,010
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 27,010

Ratio of aggregate indebtedness to net capital: 0:1

There were no material differences between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Big Sky Energy Capital, LLC
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Big Sky Energy Capital, LLC

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

As of December 31, 2016

Information relating to possession or control requirements is not applicable to Big Sky Energy Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Big Sky Energy Capital, LLC

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Big Sky Energy Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Big Sky Energy Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Big Sky Energy Capital, LLC stated that Big Sky Energy Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Big Sky Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Big Sky Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BIG SKY | ENERGY CAPITAL LLC
INVESTMENT BANKING
2338 IMMOKALEE ROAD, SUITE 423
NAPLES, FL 34110
(239) 249-8449

Assertions Regarding Exemption Provisions

We, as members of management of Big Sky Energy Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2016.

Big Sky Energy Capital, LLC

By:

Judy Beck

Judy Beck, EVP

1/27/17

(Date)

Big Sky Energy Capital, LLC

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Big Sky Energy Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Big Sky Energy Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Big Sky Energy Capital, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Big Sky Energy Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 27, 2017

Big Sky Energy Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

	Amount
Total assessment	$ - *
SIPC-6 general assessment Form submitted July 16, 2016	-
SIPC-7 general assessment Form submitted January 16, 2017	-
Total assessment balance (overpayment carried forward)	$ -

* Revenue generated is not related to securities business and therefore not subject to assessment.